                                        Filed Pursuant to Rule 424(b)(2)
                                        Registration No. 333-00471



PROSPECTUS SUPPLEMENT
(To Prospectus dated March 8, 1996)

[LOGO]
RUBBERMAID INCORPORATED

$150,000,000
6.60% Senior Notes due 2006

Interest payable May 15 and November 15
ISSUE PRICE: 99.887%

Interest on the 6.60% Senior Notes due 2006 (the "Notes") is payable semiannually on and as of May 15 and November 15 of each year, beginning May 15, 1997. The Notes will not be redeemable prior to maturity and will not be subject to any sinking fund. See "Description of Notes." The Notes will be represented by one or more Global Securities registered in the name of The Depository Trust Company, New York, New York (the "Depositary") or its nominee. Interests in the Global Securities will be shown on, and transfer thereof will be effected only through, records maintained by the Depositary and its participants. Except as provided herein, Notes in definitive form will not be issued. See "Description of Notes." Settlement for the Notes will be made in immediately available funds. See "Description of Notes -- Same Day Settlement and Payment" in this Prospectus Supplement and "Description of Debt Securities" in the accompanying Prospectus.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                                                                     UNDERWRITING
                                                     PRICE TO       DISCOUNTS AND      PROCEEDS TO
                                                    PUBLIC(1)       COMMISSIONS(2)    COMPANY(1)(3)
---------------------------------------------------------------------------------------------------
Per Note                                          99.887%           .650%             99.237%
---------------------------------------------------------------------------------------------------
Total                                             $149,830,500      $975,000          $148,855,500
---------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from November 25, 1996.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company, estimated at $475,000.

The Notes are offered, subject to prior sale, when, as and if accepted by the Underwriters, and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of the Notes will be made on or about November 25, 1996, through the facilities of the Depositary, against payment therefor in same-day funds.

J.P. MORGAN & CO.                                           GOLDMAN, SACHS & CO.

NOVEMBER 20, 1996

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     No person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement or the Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus Supplement and the Prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this Prospectus Supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus Supplement or the Prospectus, nor any sale made hereunder and thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.

                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                                        PAGE
                                                                                        ----
Company...............................................................................  S-3
Recent Developments...................................................................  S-3
Use of Proceeds.......................................................................  S-4
Pro Forma Capitalization..............................................................  S-4
Selected Consolidated Financial Data..................................................  S-5
Description of Notes..................................................................  S-6
Underwriting..........................................................................  S-7
Experts...............................................................................  S-7

                                   PROSPECTUS

Available Information.................................................................    2
Incorporation of Certain Documents by Reference.......................................    2
The Company...........................................................................    3
Ratios of Earnings to Fixed Charges...................................................    3
Use of Proceeds.......................................................................    3
Description of Debt Securities........................................................    4
Plan of Distribution..................................................................    9
Legal Matters.........................................................................   10
Experts...............................................................................   10

                                  THE COMPANY

     Rubbermaid Incorporated (the "Company") manufactures, markets, sells and distributes plastic and rubber products consumed primarily by the end-user in the consumer, commercial, industrial, agricultural, office, marine, automotive accessories, contract, juvenile and infant markets. The diversity and breadth of product offerings include housewares, home organization, hardware, recreational, agricultural, commercial, juvenile and infant products; toys and infant furnishings; industrial, cleaning and maintenance supplies; office and computer accessories and furniture; and home health care items. The Company's products are distributed through its own sales personnel and manufacturers' agents to a variety of retailers and wholesalers, including mass merchandisers, toy stores, catalog showrooms and distributors serving institutional markets. The Company believes its nationally recognized umbrella brands, Rubbermaid, Little Tikes and Graco, are trusted by consumers for their consistent quality and value, and generally hold a leading market position in their respective product categories.

     The Company is committed to growing globally as a leading marketer of superior quality products and to providing the best value to customers and consumers through innovation and continuous improvement. The Company is an Ohio corporation headquartered at 1147 Akron Road, Wooster, Ohio 44691, telephone
(330) 264-6464.

                              RECENT DEVELOPMENTS

     The Company reported net earnings of $132.5 million on net sales of $1.7 billion for the nine months ended September 30, 1996, which were relatively flat compared to net earnings of $133.2 million on net sales of $1.8 billion for the nine months ended September 30, 1995.

     On October 2, 1996, the Company consummated a $320 million cash acquisition of Graco Children's Products, Inc. ("Graco"). The Company financed the acquisition of Graco by primarily incurring debt. (See footnote (b) to "Selected Consolidated Financial Data" for the pro forma effect of this acquisition on the Company's ratio of earnings to fixed charges). Graco is the largest juvenile furnishings company in the United States and holds a leading market position in early childhood products such as strollers, play yards and swings. The Company believes this acquisition will complement its existing juvenile products business as Graco and Little Tikes target the same consumers, customers and distribution channels.

     In December 1995, the Company launched a strategic realignment plan to reduce costs, improve operating efficiencies and accelerate worldwide growth. The Company anticipates annual pre-tax savings of approximately $50 million once the two-year realignment program is completed. Since the launch, the Company has reduced its stockkeeping units ("SKUs") by approximately 45 percent, which represents approximately five percent of the Company's net sales in 1995. The Company has already reduced or is in the process of exiting approximately two million square feet of outside leased warehouse space or 50 percent of its two-year projection. Also in accordance with the plan, the Company has shut down or is in the process of shutting down six of nine targeted facilities, resulting in a workforce reduction of approximately 875 positions (about 70 percent of the target). In addition, the Company is progressing with the implementation of an integrated global information system designed to provide a real-time data information link from customer sales, to distribution and production, to supply source. These actions have enabled the Company to progress toward its goal of continuously replenishing its high-volume products to its large customers, while improving production scheduling, distribution logistics, inventory management and customer service. The year-to-date favorable impact realized as a result of the realignment activity was largely offset by costs associated with the realignment of facilities, which in accordance with Generally Accepted Accounting Principles were not included in the realignment reserve, and costs used to fund the global information systems project. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the offering of the Notes, after deducting the underwriting discount and estimated offering expenses, are estimated to be approximately $148.4 million. The Company intends to apply the net proceeds from the sale of the Notes to the reduction of outstanding commercial paper and other short term loans issued or incurred in connection with the acquisition of Graco. At October 31, 1996, the Company's short-term borrowings bore interest at a weighted average rate of 5.56%. The Company expects to incur additional commercial paper and other debt obligations from time to time for general corporate purposes, including working capital, capital expenditures, share repurchases, and acquisitions as they may arise. Pending application of the net proceeds from the sale of the Notes, such proceeds may be invested in short-term interest-bearing securities.

                            PRO FORMA CAPITALIZATION

     The following table sets forth the Company's consolidated capitalization at September 30, 1996, and as adjusted to give effect to: (i) the Graco acquisition and (ii) the sale of the Notes offered hereby and the application of the net proceeds therefrom (estimated at $148.4 million) to the repayment of certain notes payable of the Company.

                                                                          SEPTEMBER 30, 1996
                                                                      --------------------------
                                                                        ACTUAL       AS ADJUSTED
                                                                      ----------     -----------
                                                                        (DOLLARS IN THOUSANDS)
SHORT-TERM DEBT:
  Notes Payable.....................................................  $  267,891     $   436,617
Long-term Debt:
  Long-term Debt, Current...........................................       1,329           1,329
  LONG-TERM DEBT, NON-CURRENT (including the Notes offered
     hereby)........................................................       4,543         152,924
SHAREHOLDERS' EQUITY:
  Preferred Stock, without par value (authorized 20,000,000 shares;
     none issued)...................................................          --              --
  Common Stock, $1 par value (authorized 400,000,000 shares;
     issued 162,677,082 shares).....................................     162,677         162,677
  Paid-in Capital...................................................      70,621          70,621
  Retained Earnings.................................................   1,167,653       1,167,653
  Foreign Currency Translation Adjustment...........................     (23,866)        (23,866)
  Treasury Shares, at cost (12,916,410 shares)......................    (359,259)       (359,259)
                                                                      ----------     -----------
       Total Shareholders' Equity...................................   1,017,826       1,017,826
                                                                      ----------     -----------
       Total Capitalization.........................................  $1,291,589     $ 1,608,696
                                                                       =========       =========

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table sets forth certain selected consolidated financial data derived from the audited consolidated financial statements of the Company for the five fiscal years ended December 31, 1995 and for the unaudited nine months ended September 30, 1996 and September 30, 1995. The following information should be read in conjunction with the consolidated financial statements and related notes incorporated by reference in the accompanying Prospectus. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

                                   NINE MONTHS ENDED
                                     SEPTEMBER 30,                             FISCAL YEAR ENDED DECEMBER 31,
                               --------------------------    ------------------------------------------------------------------
                                  1996            1995          1995          1994          1993          1992          1991
                               ----------      ----------    ----------    ----------    ----------    ----------    ----------
                                                                    (DOLLARS IN THOUSANDS)
OPERATING RESULTS:
Net Sales..................... $1,738,968      $1,762,220    $2,344,170    $2,169,354    $1,960,207    $1,805,332    $1,667,305
Cost of Sales.................  1,193,442       1,250,321     1,673,232     1,465,586     1,285,949     1,200,651     1,102,685
Selling, General, and
  Administrative Expenses.....    315,382         288,360       402,586       347,915       328,741       310,410       307,780
Realignment Costs.............         --              --       158,000            --            --        27,500            --
Other Charges (Credits), net
  Interest Expense............     15,685           9,102        13,682         7,198         7,787         7,561         8,300
  Interest (Income)...........     (1,111)         (2,751)       (3,422)       (5,066)       (4,921)       (4,923)       (5,889)
  Miscellaneous, net..........      2,491           4,005         4,457       (13,430)          768        (2,700)       (8,158)
                               ----------      ----------    ----------    ----------    ----------    ----------    ----------
Earnings Before Income Taxes
  and Cumulative Effect of
  Changes in Accounting
  Principles..................    213,079         213,183        95,635       367,151       341,883       266,833       262,587
Income Taxes..................     80,544          79,943        35,863       139,025       130,470        99,907        99,937
Cumulative Effect of Changes
  in Accounting
  Principles(a)...............         --              --            --            --            --        (2,831)           --
                               ----------      ----------    ----------    ----------    ----------    ----------    ----------
Net Earnings.................. $  132,535      $  133,240    $   59,772    $  228,126    $  211,413    $  164,095    $  162,650
                               ==========      ==========    ==========    ==========    ==========    ==========    ==========
Ratios of Earnings to Fixed
  Charges.....................      13.07(b)        18.83          6.47         33.65         26.39         19.72         20.30
CASH FLOW DATA:
Net Cash from Operating
  Activities.................. $  190,421      $   74,217    $  230,021    $  212,193    $  289,409    $  176,896    $  249,165
Capital Expenditures..........    (95,506)       (103,069)     (151,528)     (118,000)     (141,697)     (134,528)     (122,513)
Net Cash from Investing
  Activities..................    (94,663)        (72,819)     (145,342)     (117,569)     (207,870)     (138,086)     (119,980)
Net Cash from Financing
  Activities..................   (103,693)        (43,235)     (125,959)     (130,177)      (76,231)      (69,637)      (53,362)
Net Change in Cash and Cash
  Equivalents................. $   (7,935)     $  (41,837)   $  (41,280)   $  (35,553)   $    5,308    $  (30,827)   $   75,823
BALANCE SHEET DATA:
Total Assets.................. $1,754,446      $1,853,358    $1,691,528    $1,709,180    $1,513,124    $1,326,569    $1,244,531
Property, Plant, and
  Equipment, net..............    642,923         646,990       626,637       607,628       572,136       517,096       461,375
Working Capital(c)............    279,330         569,268       436,475       631,069       570,430       476,404       418,499
Short-term Debt...............    269,220         147,054       122,496        22,157        15,302        23,717        26,411
Long-term Debt, Non-Current...      4,543          10,957         6,179        11,576        19,414        20,279        27,812
Shareholders' Equity.......... $1,017,826      $1,267,521    $1,135,373    $1,285,826    $1,130,482    $  987,649    $  885,740

---------------

(a) Represents the net cumulative effect of adopting SFAS No. 106, "Employers' Accounting For Postretirement Benefits Other than Pensions," SFAS No. 109, "Accounting For Income Taxes," and a modification of inventory accounting, effective January 1, 1992.

(b) Assuming the acquisition of Graco occurred on January 1, 1996, the pro forma ratio of earnings to fixed charges for the nine months ended September 30, 1996 would have been 7.93.

(c) Working capital calculated as total current assets less total current liabilities.

                              DESCRIPTION OF NOTES

     The following description of the particular terms of the Notes supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus, to which description reference is hereby made. Whenever a defined term is referred to and not herein defined, the definition thereof is contained in the accompanying Prospectus or in the Indenture referred to therein.

GENERAL

     The Notes constitute a single series of Debt Securities to be issued pursuant to an Indenture, dated as of March 15, 1996, between the Company and First Trust of New York, National Association. The Notes will be limited to $150 million in aggregate principal amount and will mature on November 15, 2006. The Notes will not be redeemable prior to maturity and will not be subject to any sinking fund.

     The Notes will bear interest at the rate per annum set forth on the cover page of this Prospectus Supplement from November 25, 1996 or from the most recent interest payment date to which interest has been paid or provided for, payable semiannually in arrears on May 15 and November 15 of each year, commencing May 15, 1997, to the persons in whose names the Notes are registered at the close of business on the immediately preceding May 1 and November 1, respectively, whether or not such day is a Business Day.

     The Notes will (i) rank equally with other unsecured and unsubordinated obligations of the Company (excluding subsidiary debt) for borrowed money, (ii) be effectively subordinated (with respect to underlying collateral) to secured indebtedness of the Company and (iii) be structurally subordinated to all indebtedness of the Company's subsidiaries. The Notes will be issued as fully registered notes (to be registered with a depository) and in denominations of $1,000 or integral multiples thereof.

BOOK-ENTRY SYSTEM

     Upon issuance, the Notes will be represented by one or more Global Securities deposited with, or on behalf of, the Depositary, which will act as Depositary with respect to the Notes. The Global Securities representing the Notes will be registered in the name of the Depositary or its nominee. Except under the circumstances described in the accompanying Prospectus under "Description of Debt Securities -- Book-Entry System," the Notes will not be issuable in definitive form. So long as the Notes are represented by one or more Global Securities, the Depositary or its nominee will be considered the sole owner or holder of the Notes for all purposes under the Indenture, and the beneficial owners of the Notes will be entitled only to those rights and benefits afforded to them in accordance with the Depositary's regular operating procedures. See "Description of Debt Securities -- Book-Entry System" in the Prospectus.

     A further description of the Depositary's procedures with respect to Global Securities is set forth in the accompanying Prospectus under "Description of Debt Securities -- Book-Entry System." The Depositary has confirmed to the Company, the Underwriters and the Trustee that it intends to follow such procedures with respect to the Notes.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the Underwriters in immediately available funds. All payments of principal and interest on Global Securities will be made by the Company in immediately available funds.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement dated the date hereof, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                                               PRINCIPAL AMOUNT
NAME                                                                              OF NOTES
----                                                                           ----------------
J.P. Morgan Securities Inc...................................................    $ 75,000,000
Goldman, Sachs & Co..........................................................      75,000,000
                                                                               ----------------
     Total...................................................................    $150,000,000
                                                                                =============

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are obligated to take and pay for all of the Notes offered hereby if any Notes are purchased.

     The Underwriters initially propose to offer the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of .40% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of .25% of the principal amount of the Notes to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed.

     The Company does not intend to apply for listing of the Notes on a national securities exchange, but has been advised by the Underwriters that they intend to make a market in the Notes. The Underwriters are not obligated, however, to make a market in the Notes and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of, or trading markets for, the Notes.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     In the ordinary course of their respective businesses, J.P. Morgan Securities Inc. and Goldman, Sachs & Co. have provided, and in the future may provide, investment banking services for the Company. Additionally, in the ordinary course of their respective businesses, affiliates of the Underwriters have provided, and in the future may provide, commercial banking services for the Company. J.P. Morgan Securities Inc. and Goldman, Sachs & Co. act as dealers for the Company's commercial paper program.

                                    EXPERTS

     The financial statements of Rubbermaid Incorporated as of December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

                                  $400,000,000

                            RUBBERMAID INCORPORATED

                             SENIOR DEBT SECURITIES

                         ------------------------------

     Rubbermaid Incorporated (the "Company") intends to issue from time to time senior debt securities (the "Debt Securities"), which will be direct, unsecured obligations of the Company and offered to the public on terms determined by market conditions at the time of sale. The Company may sell Debt Securities for proceeds of up to $400,000,000, or the equivalent thereof in one or more foreign currencies or composite currencies, (i) directly to purchasers, (ii) through agents designated from time to time, (iii) to dealers, or (iv) through underwriters or a group of underwriters.

     The Debt Securities may be issued in one or more series with the same or various maturities at or above par or with an original issue discount. The specific designation, aggregate principal amount, authorized denominations, purchase price, maturity, rate (or method of calculation) and time of payment of any interest, any terms for redemption or repurchase or conversion, the currency or composite currency in which the Debt Securities shall be denominated or payable, any listing on a securities exchange, whether the Debt Securities will be issued in the form of a global security or securities, or other specific terms of the Debt Securities in respect of which this Prospectus is being delivered ("Offered Securities") are set forth in the accompanying supplement to the Prospectus (the "Prospectus Supplement"), together with the terms of offering of the Offered Securities. Unless otherwise indicated in the Prospectus Supplement, the Company does not intend to list any of the Debt Securities on a national securities exchange. See "Plan of Distribution."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
          PROSPECTUS OR ANY SUPPLEMENT HERETO. ANY REPRESENTATION TO
            THE CONTRARY IS A CRIMINAL OFFENSE.

                                ---------------

                 The date of this Prospectus is March 8, 1996.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY AGENT, DEALER OR UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR IN THE ACCOMPANYING PROSPECTUS SUPPLEMENT IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF OR THEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF. NEITHER THIS PROSPECTUS NOR THE ACCOMPANYING PROSPECTUS SUPPLEMENT CONSTITUTES AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY DEBT SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the following regional offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained by mail at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

     This Prospectus constitutes a part of a Registration Statement on Form S-3, as amended (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus and the accompanying Prospectus Supplement omit certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Debt Securities. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed by the Company with the Commission are incorporated by reference in this Prospectus:

     1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994; and

     2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering hereunder shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     The Company will provide, without charge, to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents which have been incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691-6000,
Attention: Investor Relations and Corporate Communications, telephone (216) 264-6464, ext. 5740.

                                  THE COMPANY

     Rubbermaid Incorporated and its subsidiaries manufacture, market, sell, and distribute plastic and rubber products consumed primarily by the end-user in the consumer, commercial, industrial, agricultural, office, marine, automotive accessories, contract, and juvenile markets. The Company's products include such items as housewares; home horticulture products; decorative coverings; leisure and recreational products; infant and children's toys; furniture, office and industrial products; and products used in food service, health care, and sanitary maintenance. The Company's products are distributed through its own sales personnel and manufacturers' agents to a variety of retailers and wholesalers, including mass merchandisers, toy stores, catalog showrooms, and distributors serving institutional markets.

     The Company has implemented a commercial paper program during the first quarter of 1996. In connection therewith, the Company entered into a $500 million committed credit facility designated to support this commercial paper program.

     The Company was incorporated under the laws of Ohio in 1920. The Company's corporate offices are located at 1147 Akron Road, Wooster, Ohio 44691-6000, telephone (216) 264-6464.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges for the Company for each of the last five fiscal years ended December 31, 1994 and for the nine months ended September 30, 1995. For the purposes of calculating the ratio of earnings to fixed charges, "earnings" consist of income from continuing operations before income taxes and fixed charges (excluding capitalized interest). "Fixed charges" consist of (i) interest on indebtedness, whether expensed or capitalized, and (ii) that portion of rental expense the Company believes to be representative of interest (one-third of rental expense).

NINE MONTHS ENDED                   FISCAL YEAR ENDED
  SEPTEMBER 30,       ---------------------------------------------
      1995            1994      1993      1992      1991      1990
-----------------     -----     -----     -----     -----     -----
      18.83           33.65     26.39     19.72     20.30     18.64

                                USE OF PROCEEDS

     The Company intends to use the net proceeds from the sale of the Debt Securities for general corporate purposes which may include refinancing indebtedness, financing acquisitions as they may arise, or repurchasing the Company's equity securities. Further details relating to the uses of the net proceeds of any such offering will be set forth in the applicable Prospectus Supplement.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities will be unsecured obligations issued under an Indenture (the "Indenture") dated as of March 15, 1996 between the Company, and First Trust of New York, National Association, as trustee (the "Trustee"). The following summaries do not purport to be complete and are subject to the detailed provisions of the Indenture, a copy of which is filed as an exhibit to the Registration Statement. Wherever particular provisions of the Indenture or terms defined therein are referred to, such provisions are incorporated by reference as part of the statements made herein and such statements are qualified in their entirety by such reference. Capitalized terms used below and not otherwise defined are used as defined in the Indenture. Section references are to the Indenture.

GENERAL

     The Debt Securities will rank equally with all other unsecured and unsubordinated debt of the Company. The Indenture does not limit the amount of debt, either secured or unsecured, which may be issued by the Company under the Indenture or otherwise.

     Debt Securities may be issued from time to time in amounts the proceeds of which aggregate up to $400,000,000 and will be offered independently or together to the public on terms determined by market conditions at the time of sale. The Debt Securities may be issued in one or more series with the same or various maturities and may be sold at par, a premium or an original issue discount. Debt Securities sold at an original issue discount may bear no interest or interest at a rate which is below market rates.

     Reference is made to the Prospectus Supplement for the following terms of the Debt Securities offered hereby (to the extent such terms are applicable to such Debt Securities): (i) designation, aggregate principal amount and denomination; (ii) currency or units based on or relating to currencies in which Debt Securities are denominated and in which principal of, premium, if any, and any interest will or may be payable and the basis on which interest shall be calculated if other than a 360-day year consisting of twelve 30-day months;
(iii) date of maturity; (iv) interest rate or rates (or method by which such rate will be determined), if any; (v) the dates on which any such interest will be payable; (vi) if other than the offices of the Trustee, the place or places where the principal of and interest, if any, on the Debt Securities will be payable; (vii) any redemption or sinking fund provisions; (viii) whether the Debt Securities will be issuable in registered form or bearer form or both and, if Debt Securities in bearer form are issuable, restrictions applicable to the exchange of one form for another and to the offer, sale and delivery of Debt Securities in bearer form; (ix) whether and under what circumstances the Company will pay additional amounts on Debt Securities held by a person who is not a U.S. person (as defined below) in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether the Company will have the option to redeem such Debt Securities rather than pay such additional amounts; (x) whether the Debt Securities shall be issued in the form of a Global Security (as defined herein); (xi) any other specific terms of the Debt Securities, including any terms which may be required by or advisable under United States laws or regulations. For purposes of this Prospectus, "U.S. person" means a citizen, national or resident of the United States of America, its territories, possessions and all areas subject to its jurisdiction (the "United States"), a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or an estate or trust the income of which is subject to United States federal income tax regardless of its source.

     Debt Securities may be presented for exchange, and registered Debt Securities may be presented for transfer, in the manner, at the places and subject to the restrictions set forth in the Debt Securities and the Prospectus Supplement. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the Indenture. Debt Securities in bearer form and the coupons, if any, appertaining thereto will be transferable by delivery.

     The Debt Securities may be issued as Global Securities under a book-entry system, as specified below. See "-- Book-Entry System."

     If the Debt Securities are issued as Original Issue Discount Securities (bearing no interest or interest at a rate which at the time of issuance is below market rates) to be sold at a substantial discount below their stated principal amount, the federal income tax consequences and other special considerations applicable to such Original Issue Discount Securities will be generally described in the Prospectus Supplement.

     Unless otherwise described in the accompanying Prospectus Supplement, there are no covenants or provisions contained in the Indenture which afford the holders of the Debt Securities protection in the event of a highly leveraged transaction involving the Company.

BOOK-ENTRY SYSTEM

     If so specified in the accompanying Prospectus Supplement, Debt Securities of any series may be issued under a book-entry system in the form of one or more global securities (each a "Global Security"). Each Global Security will be deposited with, or on behalf of, a depositary, which, unless otherwise specified in the accompanying Prospectus Supplement, will be The Depository Trust Company, New York, New York (the "Depositary"). The Global Securities will be registered in the name of the Depositary or its nominee.

     The Depositary has advised the Company that the Depositary is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York banking law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     Upon the issuance of a Global Security in registered form, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of participants. The accounts to be credited will be designated by the underwriters, dealers or agents, if any, or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in the Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in the Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by such participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interest in a Global Security.

     So long as the Depositary or its nominee is the registered owner of a Global Security, it will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in such Global Security will not be entitled to have the Debt Securities represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificates representing the Debt Securities and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that under existing practice, in the event that the Company requests any action of the holders or a beneficial owner desires to take any action a holder is entitled to take, the Depositary would act upon the instructions of, or authorize, the participant to take such action.

     Payment of principal of, premium, if any, and interest on Debt Securities represented by a Global Security will be made to the Depositary or its nominee, as the case may be, as the registered owner and holder of the Global Security representing such Debt Securities. None of the Company, the Trustee, any paying agent or registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company has been advised by the Depositary that the Depositary will credit participants' accounts with payments of principal, premium, if any, or interest on the payment date thereof in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of the Depositary. The Company expects that payments by participants to owners of beneficial interests in the Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of such participants.

     A Global Security may not be transferred except as a whole by the Depositary to a nominee or successor of the Depositary or by a nominee of the Depositary to another nominee of the Depositary. A Global Security representing all but not part of the Debt Securities being offered hereby is exchangeable for Debt Securities in definitive form of like tenor and terms if (i) the Depositary notifies the Company that it is unwilling or unable to continue as depositary for such Global Security or if at any time the Depositary is no longer eligible to be or in good standing as a clearing agency registered under the Exchange Act, and in either case, a successor depositary is not appointed by the Company within 90 days of receipt by the Company of such notice or of the Company becoming aware of such ineligibility, or (ii) the Company in its sole discretion at any time determines not to have all of the Debt Securities represented by a Global Security and notifies the Trustee thereof. A Global Security exchangeable pursuant to the preceding sentence shall be exchangeable for Debt Securities registered in such names and in such authorized denominations as the Depositary for such Global Security shall direct.

CERTAIN RESTRICTIONS ON THE COMPANY

  Limitations on Liens

     The Company covenants that it will not, nor will it permit any Domestic Subsidiary (defined as a subsidiary of the Company other than one which (i) neither transacts any substantial portion of its business nor regularly maintains any substantial portion of its fixed assets within the United States nor is engaged primarily in financing the operations of the Company or its subsidiaries, or both, outside the United States and (ii) does not own any subsidiary of the Company other than a subsidiary described in the preceding clause (i)) to incur, issue, assume or guarantee any Debt (defined as notes, bonds, debentures or other indebtedness for money borrowed) secured by any mortgage on, pledge of or lien ("Mortgage") on any Principal Property (defined as any manufacturing plant or warehouse, owned or leased by the Company or any Domestic Subsidiary, which is located within the United States and the gross book value of which exceeds 1 1/2% of Consolidated Net Tangible Assets (defined as all assets less reserves, current liabilities and intangibles, subject to certain exceptions set forth in the Indenture), other than plants or warehouses which, in the opinion of the Company's Board of Directors, are not material to the total business of the Company and its subsidiaries as an entirety), or upon shares of stock or Debt of any Domestic Subsidiary, without effectively providing that the Debt Securities shall be secured equally and ratably with (or prior to) such secured Debt, so long as such secured Debt shall be so secured. The foregoing restrictions shall not apply to Debt secured by (i) Mortgages on property, shares of stock or Debt of any corporation existing at the time such corporation became a Domestic Subsidiary; (ii) Mortgages in favor of the Company or any Domestic Subsidiary; (iii) Mortgages on property of the Company or a Domestic Subsidiary in favor of the United States of America or any State thereof, or in favor of any foreign country, or any political subdivision thereof to secure partial, progress, advance or other payments pursuant to any contract or statute and any other Mortgages incurred or assumed in connection with the issuance of any industrial revenue or private activity bonds; (iv) Mortgages on property, shares of stock or Debt existing at the time of acquisition thereof or securing the purchase price thereof or securing the cost of construction of or improvement on a property that are created, or assumed contemporaneously with, or within 120 days after, such acquisition or completion of such construction or improvement, and certain purchase money mortgages; (v) Mortgages existing on the first date on which a Debt Security is authenticated by the Trustee under the Indenture; (vi) Mortgages securing judgement or appeal bonds in respect of amounts being contested in good faith pursuant to appropriate proceedings; and (vii) extensions, renewals or replacements (or successive extensions, renewals or replacements), as a whole or in part, of any Mortgage referred to in the foregoing clauses (i) to (vi), inclusive (Section 3.6). See "Exempted Debt" below.

  Exempted Debt

     The Indenture provides that, notwithstanding the foregoing provisions, the Company may, and may permit Domestic Subsidiaries to, incur, issue, assume or guarantee Debt secured by Mortgages not excepted in the covenants above without equally and ratably securing the Debt Securities; provided, however, that, after so securing such Debt, the aggregate of all such secured Debt plus all Attributable Debt of the Company and its Domestic Subsidiaries in respect of sale and leaseback transactions would not exceed 10% of Consolidated Net Tangible Assets, as set forth in the most recent balance sheet of the Company and its consolidated subsidiaries. "Attributable Debt" is defined in the Indenture as the total net amount of rent required to be paid under a lease for the remaining term of such lease, discounted at the then current weighted average rate per annum borne by the Debt Securities then Outstanding compounded semiannually; provided, however, that for the purposes of limitations on the Company and its Domestic Subsidiaries there shall not be any Attributable Debt in respect of a sale and leaseback if (i) such sale and leaseback is entered into in connection with the issuance of industrial revenue or private activity bonds; (ii) the sale or transfer of the Principal Property is made within a specified period after the later of its acquisition or construction; (iii) the Company or Domestic Subsidiary applies an amount equal to the net proceeds of the sale or transfer of a Principal Property leased pursuant to such sale and leaseback to investment in another Principal Property within one year prior to or subsequent to such sale or transfer; (iv) such sale and leaseback was entered into prior to the date such corporation (a) became a Domestic Subsidiary, (b) was merged into or consolidated with the Company or a Domestic Subsidiary or (c) sold or otherwise disposed of its properties substantially as an entirety to the Company or a Domestic Subsidiary; or (v) such sale and leaseback is entered into between the Company and a Domestic Subsidiary or between Domestic Subsidiaries.

  Limitations on Sales and Leasebacks

     The Company covenants that it will not, nor will it permit any Domestic Subsidiary to, enter into any arrangement with any bank, insurance company or other lender or investor providing for the leasing by the Company or any Domestic Subsidiary of any Principal Property (except for temporary leases of a term of not more than five years at the end of which it is intended that the use of such property by the lessee will be discontinued and except for transactions among themselves), which Principal Property has been or is to be sold or transferred to such lender or investor under certain circumstances, unless (i) the Company or such Domestic Subsidiary could create Debt secured by a Mortgage on the Principal Property to be leased in an amount equal to the Attributable Debt in such arrangement without equally and ratably securing the Debt Securities or (ii) the Company shall apply an amount equal to the greater of the net proceeds of the sale or the fair market value of the Principal Property at the time of entering into such arrangement to the retirement of Funded Debt (defined as indebtedness for money borrowed maturing more than 12 months after the date of the most recent balance sheet of the Company and its consolidated subsidiaries), subject to certain exceptions set forth in the Indenture (Section 3.7).

  Consolidation; Merger; Sale of Assets

     The Company covenants that it will not merge or consolidate with any other corporation or sell or convey all or substantially all of its assets to any person, unless (i) either the Company shall be the continuing corporation or the successor corporation or the person which acquires the assets of the Company shall be a corporation or entity organized under the laws of the United States or any State thereof and shall expressly assume the obligations of the Company under the Indenture, the Debt Securities and the Coupons, if any, and (ii) the Company or such successor corporation, or entity, as the case may be, shall not, immediately after such merger or consolidation, or such sale or conveyance, be in default in the performance of any covenants or conditions of the Indenture (Section 9.1).

EVENTS OF DEFAULT

     An Event of Default with respect to any series of Debt Securities is defined in the Indenture as being: (a) default for 30 days in payment of interest on such series; (b) default in any payment of principal or premium, if any, on any Debt Security of such series either at maturity, upon redemption, by declaration or otherwise; (c) default in payment of any sinking fund instalment on any Debt Security of such series; (d) default by the Company in the performance of any other of the covenants or agreements with respect to that series which shall not have been remedied for a period of 90 days (or other period, if any, provided) after notice; (e) certain events of bankruptcy, insolvency or reorganization of the Company or (f) any other Event of Default provided in a supplemental indenture or resolution of the Board of Directors under which such series of Debt Securities is issued or in the form of Debt Security for such series. No Event of Default with respect to any particular series of Debt Securities necessarily constitutes an Event of Default with respect to any other series of Debt Securities. In case an Event of Default described in (a), (b), (c) or (d) (if such Event of Default is with respect to less than all series of Debt Securities then Outstanding) above shall occur and be continuing with respect to any series of Debt Securities, the Trustee or the Holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then Outstanding (each such series acting as a separate class) may declare the principal (or, in the case of discounted Debt Securities, the amount specified in the terms thereof) of the Debt Securities of such series and the interest accrued thereon, if any, to be due and payable. In case an Event of Default described in (d) (if such Event of Default is with respect to all series of Debt Securities then Outstanding) or (e) above shall occur and be continuing, the Trustee or the Holders of not less than 25% in aggregate principal amount of all Debt Securities then Outstanding (treated as one class) may declare the principal (or, in the case of discounted Debt Securities, the amount specified in the terms thereof) of all Outstanding Debt Securities and the interest accrued thereon, if any, to be due and payable (Section 5.1). Any Event of Default with respect to a particular series of Debt Securities may be waived by the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of such series (or of all the Outstanding Debt Securities, as the case may be), except in each case a failure to pay principal or premium, if any, or interest on such Debt Security (Section 5.10).

     The Holders of a majority in principal amount of the Debt Securities of any series then Outstanding shall have the right to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee under the Indenture, provided that the Holders of Debt Securities shall have offered to the Trustee reasonable indemnity against expenses and liabilities (Sections 5.6 and 5.9). The Indenture requires the annual filing by the Company with the Trustee of a certificate as to the absence of certain defaults under the Indenture (Section 3.5).

MODIFICATION OF THE INDENTURE

     The Indenture contains provisions permitting the Company and the Trustee, with the consent of the Holders of not less than 66 2/3% in principal amount of the Debt Securities of all series affected by a supplement to the Indenture (voting as one class) at the time Outstanding, to supplement the Indenture or any supplemental indenture or modify the rights of the Holders of the Debt Securities provided that no such supplement or modification shall (i) extend the final maturity of any Debt Security or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption thereof, or change the currency in which the Debt Security is payable or (ii) reduce the aforesaid percentage of Debt Securities, the consent of whose Holders is required for any such modification (Section 8.2).

     The Indenture also contains provisions permitting the Company and the Trustee to enter into supplemental indentures without the consent of the Holders of any series of Debt Securities (a) to convey, transfer, assign, mortgage or pledge to the Trustee as security for the Debt Securities any property or assets, (b) to evidence the succession of another corporation to the Company, subject to and upon compliance with the provisions of the Indenture, and the assumption by such successor corporation of the covenants, agreements and obligations in the Debt Securities and in the Indenture, (c) to evidence and provide for a successor Trustee under the Indenture with respect to one or more series of Debt Securities, (d) to add to the covenants of the Company, (e) to cure any ambiguity or to correct or supplement any provision in the Indenture that may be defective, (f) to establish the form or terms of Debt Securities of any series and the Coupons, if any, appertaining thereto and (g) to provide for uncertificated registered Debt Securities for any series (Section 8.1).

DEFEASANCE

     The Indenture provides that the Company, at its option, (a) will be discharged from all obligations in respect of the Debt Securities in a series (except for certain obligations to register the transfer or exchange of Debt Securities, replace stolen, lost or destroyed Debt Securities, maintain paying agencies and hold moneys for payment in trust), or (b), with respect to Debt Securities in a series, need not comply with certain restrictive covenants of the Indenture described under "Certain Restrictions on the Company", in each case if the Company irrevocably deposits in trust with the Trustee money, or the equivalent in securities of the government which issued the currency in which the Debt Securities of such series are denominated or securities issued by government agencies backed by the full faith and credit of such government, which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all of the principal of (including any mandatory redemption payments), premium, if any, on and interest, if any, on, and repurchase obligations, if any, with respect to, the Debt Securities of such series, on the dates such payments are due in accordance with terms of such Debt Securities, subject to certain conditions. To exercise either option, the Company is required to deliver to the Trustee an opinion of independent tax counsel (which may be counsel to the Company) to the effect that the deposit and related defeasance would not cause the holders of Debt Securities of such series to recognize income, gain or loss for Federal income tax purposes. To exercise the option described in clause (a) above, such opinion must be based on a ruling of the Internal Revenue Service, a regulation of the Treasury Department or a provision of the Internal Revenue Code (Section 10.3).

CONCERNING THE TRUSTEE

     First Trust of New York, National Association, is the Trustee under the Indenture.

GOVERNING LAW

     The Indenture and the Debt Securities will be governed by the laws of the State of New York.

                              PLAN OF DISTRIBUTION

     The Company may sell Debt Securities to or through one or more underwriters and also may sell Debt Securities directly to other purchasers or through agents or dealers, or the Company may sell Debt Securities through a combination of any such methods.

     The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Underwriters may sell Debt Securities to or through dealers.

     In connection with the sales of Debt Securities, underwriters may receive compensation from the Company in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation will be described, in the Prospectus Supplement.

     Pursuant to agreements into which the Company may enter, underwriters, dealers and agents who participate in the distribution of Debt Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

     Unless otherwise indicated in the Prospectus Supplement, the Company does not intend to list any of the Debt Securities on a national securities exchange. In the event the Debt Securities are not listed on a national securities exchange, certain broker-dealers may make a market in the Debt Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any broker-dealer will make a market in the Debt Securities or as to the liquidity of the trading market for the Debt Securities, whether or not the Debt Securities are listed on a national securities exchange. The Prospectus Supplement with respect to the Debt Securities will state, if known, whether or not any broker-dealer intends to make a market in the Debt Securities. If no such determination has been made, the Prospectus Supplement will so state.

     The place and time of delivery for the Offered Securities in respect of which this Prospectus is delivered will be set forth in the Prospectus Supplement.

                                 LEGAL MATTERS

     The validity of the issuance of the Debt Securities offered hereby will be passed upon for the Company by Jones, Day, Reavis & Pogue, Cleveland, Ohio, and for any underwriters or agents by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

     The financial statements of Rubbermaid Incorporated as of December 31, 1994 and 1993, and for each of the years in the three-year period ended December 31, 1994, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     With respect to the unaudited interim financial information for the periods ended September 30, 1995 and 1994, June 30, 1995 and 1994, and March 31, 1995 and 1994, incorporated by reference herein, the independent certified public accountants have reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in the Company's quarterly reports on Form 10-Q for the quarters ended September 30, 1995, June 30, 1995, and March 31, 1995, and incorporated by reference herein, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because the reports are not "reports" or a "part" of the registration statement prepared or certified by the accountants within the meaning of sections 7 and 11 of the Act.